CUSIP No.: 500 507 108            Schedule 13D                Page 1 of 15 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 1)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULE 13(d)-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13(d)-2(a)

                              KOOR INDUSTRIES LTD.
                                (Name of Issuer)

                   Ordinary Shares/American Depositary Shares
                         (Title of Class of Securities)

                                   500 507 108
                                 (CUSIP Number)

                              Marc A. Berger, Esq.
                       Davies Ward Phillips & Vineberg LLP
                 625 Madison Ave, 12th Floor, New York, NY 10022
                                 (212) 308-8866

                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                  June 23, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 500 507 108            Schedule 13D                Page 2 of 15 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Anfield Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See Instructions)

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS(See Instructions)

     BK, WC, AF, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    547,902
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           547,902
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     547,902
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

CUSIP No.: 500 507 108            Schedule 13D                Page 3 of 15 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Jonathan Kolber
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See Instructions)

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS(See Instructions)

     BK, WC, AF, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    87,500*
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        547,902
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           87,500*
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    547,902
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     635,402
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

* Comprised of Ordinary Shares subject to exercisable options in favor of Jonathan Kolber.

CUSIP No.: 500 507 108            Schedule 13D                Page 4 of 15 Pages

The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D dated December 30, 2003 (the "Original Schedule 13D"). This Amendment No. 1 amends the Original Schedule 13D as specifically set forth herein. All terms capitalized herein shall have the respective meaning set forth in the Original
Schedule 13D.

Item 1. Security and Issuer.

      Unchanged from the Original Schedule 13D.

Item 2. Identity and Background.

      Unchanged from the Original Schedule 13D.

      (d) During the past five years, neither Jonathan Kolber, Anfield nor, to the best of their knowledge, any of the Schedule I Persons have been convicted in a criminal proceeding.

      (e) During the past five years, neither Jonathan Kolber, Anfield nor, to the best of their knowledge, any of the Schedule I Persons (as defined in the Original Schedule 13D) have been a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

      As in the Original Schedule 13D, all "dollar" or "$" reference is to U.S. dollars unless otherwise indicated. All "NIS" references are to new Israeli shekels.

Item 3. Source and Amount of Funds or Other Consideration.

      The subheading "Background" under Item 3 of the Original Schedule 13D is hereby amended by adding the following at the end of that subheading:

            Pursuant to the loan agreement dated as of October 17, 1997, in the principal amount of $25,000,000 by and between Anfield and Stephen Rosner Bronfman (the "1997 Loan Agreement"), Anfield may satisfy all of its obligations to Stephen Rosner Bronfman under the 1997 Loan Agreement by Anfield's delivery to him of 209,338 Ordinary Shares in the Company.

      The subheading "Source of Funds" under Item 3 of the Original Schedule 13D is hereby amended by adding the following at the end of that subheading:

            Anfield (and indirectly Jonathan Kolber) was the transferor of the Ordinary Shares of the Company reflected in this Amendment 1, and, accordingly, no funds from either Anfield or Jonathan Kolber were required in connection with such transfer.

Item 4. Purpose of Transaction.

      Item 4 of the Original Schedule 13D is hereby amended by deleting the last paragraph thereof and inserting the following in its place:

CUSIP No.: 500 507 108            Schedule 13D                Page 5 of 15 Pages

            Anfield transferred a total of 299,338 Ordinary Shares in the Company to Stephen Rosner Bronfman to satisfy Anfield's obligations to him under the 1997 Loan Agreement and to otherwise reduce Anfield's ownership of Ordinary Shares in the Company.

            Neither Anfield nor Jonathan Kolber has any present plans or proposals that relate to or would result in any of the actions required to be described in this Item 4. Each will, from time to time, review or reconsider its position with respect to the Company and may formulate plans or proposals with respect to any of such matters.

Item 5. Interest in Securities of the Issuer.

      Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

      (a) Anfield may be deemed to beneficially own 547,902 Ordinary Shares. This represents 3.5% of the Ordinary Shares of the Company (based on 15,741,160 Ordinary Shares represented to be outstanding December 31, 2003, less Ordinary Shares held by the Company and a subsidiary that do not have voting rights). Jonathan Kolber may be deemed to beneficially own 635,402 Ordinary Shares in the Company (4.0%, calculated on the same basis). The Ordinary Shares beneficially owned by Mr. Kolber include the Ordinary Shares owned through Anfield and Ordinary Shares deemed to be beneficially owned due to Mr. Kolber's options holdings in the Company.

      (b) Anfield has the sole voting and dispositive rights with respect to its Ordinary Shares (inclusive of any ADSs), subject to a pledge in favor of Bank Hapoalim referred to in Item 3. Mr. Kolber has shared voting and dispositive rights with respect to the Ordinary Shares beneficially owned through Anfield, and is deemed to have sole voting and dispositive rights with respect to the Ordinary Shares subject to options. The Ordinary Shares transferred to Mr. Bronfman pursuant to the two memoranda of agreement attached hereto remain subject to a pledge from Anfield in favor of Bank Hapoalim B.M.

      (c) During the last sixty days there have been no transactions in the Ordinary Shares effected by Anfield, nor, to the best of its knowledge, any of their Schedule I Persons.

      (d) None.

      (e) Each of Anfield and Jonathan Kolber ceased to be the beneficial owner of more than five percent (5%) of the Ordinary Shares in the Company (as determined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, hereinafter the "Exchange Act") on the date set forth on the coversheet of this Amendment 1.

CUSIP No.: 500 507 108            Schedule 13D                Page 6 of 15 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Unchanged from the Original Schedule 13D, except as set forth in Item 7.

Item 7. Material to be Filed as Exhibits.

      The list of exhibits is hereby amended by adding the following, which exhibit is being filed by Anfield under this Amendment 1:

            Exh. 99.1   Memorandum of Agreement dated as of the date set forth
                        on the coversheet of this Amendment 1, 2004 by and between Anfield and Stephen Rosner Bronfman (209,338
                        Ordinary Shares).

            Exh. 99.2   Memorandum of Agreement dated as of the date set forth
                        on the coversheet of this Amendment 1, 2004 by and between Anfield and Stephen Rosner Bronfman (90,000
                        Ordinary Shares).

CUSIP No.: 500 507 108            Schedule 13D                Page 7 of 15 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information contained in this statement is true, complete and correct.

Dated: June 24, 2004.

ANFIELD LIMITED


By:    /s/ Alan Sacks
       --------------------------
Name:  Alan Sacks
Title: Director


/s/ Jonathan Kolber
---------------------------------
JONATHAN KOLBER